United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company APPENDIX I OPINION OF THE FISCAL COUNCIL ON THE MANAGEMENT REPORT AND THE FINANCIAL STATEMENTS OF VALE S.A. FOR THE YEAR ENDED DECEMBER 31, 2025 The Fiscal Council of Vale S.A. (“Vale”), in the exercise of its legal and statutory attributions, having examined the Company’s Management Report, the Balance Sheet, the Income Statement, the Statement of Comprehensive Income, the Statement of Cash Flows, the Statement of Changes in Equity, the Statement of Added Value and the respective Financial Notes, related to the fiscal year ended December 31, 2025, and based on the opinion of the Independent Auditors, believes that the documents mentioned above, examined in the light of current Brazilian corporate law, are adequate to be considered by Vale's Ordinary General Meeting. Rio de Janeiro, February 12, 2026. Raphael Manhães Martins Adriana de Andrade Solé Presidente Member of the Fiscal Council Aristóteles Nogueira Filho Dario Carnevalli Durigan Member of the Fiscal Council Member of the Fiscal Council Márcio de Souza Member of the Fiscal Council VALE S.A. National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Publicly-held Company ANEXO II OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL TO ALLOCATE THE RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025 The Fiscal Council of VALE S.A. ("Company" or "Vale"), in the exercise of its legal and statutory attributions, having examined the Management Proposal to allocate the results for the fiscal year ended December 31, 2025 and believes that these documents are adequate to be considered by Vale's Ordinary General Meeting. Rio de Janeiro, February 12, 2026. Raphael Manhães Martins Adriana de Andrade Solé Chair of the Fiscal Council Member of the Fiscal Council Aristóteles Nogueira Filho Dario Carnevalli Durigan Member of the Fiscal Council Member of the Fiscal Council Márcio de Souza Member of the Fiscal Council

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 12, 2026		Director of Investor Relations